                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D


            Under the Securities Exchange Act of 1934
                         Amendment No. 16


                     GENCOR INDUSTRIES, INC.
     --------------------------------------------------------
                         (Name of Issuer)

                           Common Stock
           -----------------------------------------
                  (Title of Class of Securities)

                           368-678-108
                 -------------------------------
                          (CUSIP Number)

       Harvey Houtkin, c/o All-Tech Investment Group, Inc.
   160 Summit Avenue, Montvale, New Jersey 07645//(201) 782-0200
   -------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                        December 31, 1996
     ----------------------------------------------------------
       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box  [x]

Check the following box if a fee is being paid with the statement
[ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           Page 1 of 10

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                           SCHEDULE 13D

CUSIP NO. 368-678-108                        Page 2 of 10 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     All-Tech Investment Group, Inc.
     ------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [X]
                                                         (b) [ ]
     ____________________________________________________________

3.   SEC USE ONLY
     ____________________________________________________________

4.   SOURCE OF FUNDS

     WC  OO
     ------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
     ____________________________________________________________

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
     ------------------------------------------------------------
               7. SOLE VOTING POWER
Number of
  Shares           -0-
Beneficially   8. SHARED VOTING POWER
  Owned by
    Each          3,012
Reporting      9. SOLE DISPOSITIVE POWER
  Person
   With           -0-
              10. SHARED DISPOSITIVE POWER

                  3,012
     ------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,012
     ------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES   [ ]
     CERTAIN SHARES
     ____________________________________________________________

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.2%
     ------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     BD
     ------------------------------------------------------------

                           SCHEDULE 13D

CUSIP NO. 368-678-108                   Page 3 of 10 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Rushmore Financial Services, Inc.
     ------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]
                                                          (b) [ ]
     ____________________________________________________________

3.   SEC USE ONLY

     ____________________________________________________________

4.   SOURCE OF FUNDS

     WC OO
     ------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)         [ ]

     ____________________________________________________________

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New Jersey
     ------------------------------------------------------------

              7. SOLE VOTING POWER
Number of
  Shares         -0-
Beneficially  8. SHARED VOTING POWER
  Owned by
    Each         -9,733-
Reporting     9. SOLE DISPOSITIVE POWER
  Person
   With          -0-
             10. SHARED DISPOSITIVE POWER

                 9,733-
     ------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-
     ------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES   [ ]
     CERTAIN SHARES

     _____________________________________________________________

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.6%
     ------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     CO
     ------------------------------------------------------------

                           SCHEDULE 13D

CUSIP NO. 368-678-108                   Page 4 of 10 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Harvey Houtkin
     ------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]
                                                          (b) [ ]
     ____________________________________________________________

3.   SEC USE ONLY

     ____________________________________________________________

4.   SOURCE OF FUNDS

     PF WC OO
     ------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)         [ ]

     ____________________________________________________________

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

              7. SOLE VOTING POWER
Number of
  Shares         178,857
Beneficially  8. SHARED VOTING POWER
  Owned by
    Each         23,265
Reporting     9. SOLE DISPOSITIVE POWER
  Person
   With          178,857
             10. SHARED DISPOSITIVE POWER

                 23,265
     ------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     202,122
     ------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES   [x]
     CERTAIN SHARES

     _____________________________________________________________

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.5%
     ------------------------------------------------------------

14.  TYPE OF REPORTING PERSON

     IN
     ------------------------------------------------------------

                           SCHEDULE 13D

CUSIP NO. 368-678-108                   Page 5 of 10 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Mark Shefts
     ------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]
                                                          (b) [ ]
     ____________________________________________________________

3.   SEC USE ONLY

     ____________________________________________________________

4.   SOURCE OF FUNDS

     PF OO
     ------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)         [ ]

     ____________________________________________________________

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
              7. SOLE VOTING POWER
Number of
  Shares         44,565
Beneficially  8. SHARED VOTING POWER
  Owned by
    Each         13,856
Reporting     9. SOLE DISPOSITIVE POWER
  Person
   With          44,565
             10. SHARED DISPOSITIVE POWER

                 13,856
     ------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     58,421
     ------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES   [x]
     CERTAIN SHARES
     _____________________________________________________________

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.6%
     ------------------------------------------------------------

14.  TYPE OF REPORTING PERSON

     IN
     ------------------------------------------------------------

Item 1.   Security and Issuer

               Common Stock
               Gencor Industries, Inc.
               5201 North Orange Blossom Trail
               Orlando, FL 32810

Item 2.   Identity and Background

          (a)  All-Tech Investment Group, Inc.
          (b)  160 Summit Avenue
               Montvale, New Jersey 07645
          (c)  Registered broker/dealer, 160 Summit Avenue,
               Montvale, NJ 07645
          (d)  No
          (e)  No
          (f)  New York

          All of the shares of All-Tech Investment Group, Inc. ("All-Tech"), a registered broker/dealer which makes a market in the issuer's stock, are owned by Rushmore Financial Services, Inc. ("Rushmore"). All-Tech previously filed a Report on Schedule 13D with respect to the issuer; this joint filing constitutes Amendment No. 16 thereto. Information with respect to Rushmore is as follows:

          (a)  Rushmore Financial Services, Inc.
          (b)  160 Summit Avenue
               Montvale, New Jersey 07645
          (c)  Holding company of All-Tech Investment Group, Inc.
               and Domestic Securities, Inc.
          (d)  No
          (e)  No
          (f)  New Jersey

          Information with respect to Mr. Houtkin is set forth below. Mr. Houtkin has previously filed a Report on
          Schedule 13D with respect to the issuer; this joint filing constitutes Amendment No. 16 thereto.

          (a)  Harvey Houtkin

          (b)  c/o All-Tech Investment Group, Inc.
               160 Summit Avenue
               Montvale, New Jersey 07645

          (c) Chairman of the Board and President, All-Tech Investment Group, Inc. and Domestic Securities, Inc., registered broker-dealers located at 160 Summit Avenue, Montvale, NJ 07645, and Rushmore Financial Services, Inc.
          (d)  No
          (e) In 1990 a consent order was issued by the New Jersey Bureau of Securities pursuant to a negotiated amicable resolution of the application for registration of Domestic Securities, Inc. ("Domestic"), a registered broker-dealer, in the State of New Jersey. The order provided that neither Domestic nor Mr. Houtkin would reapply for registration for three years and the New Jersey Bureau of Securities would be reimbursed $50,000 in respect of its costs of investigation of the application. Mr. Houtkin and Domestic are now registered in the State of New Jersey.
          (f)  United States

          Information with respect to Mr. Shefts is set forth below. Mr. Shefts has previously filed a Report on
          Schedule 13D with respect to the issuer; this joint filing constitutes Amendment No. 16 thereto.

          (a)  Mark Shefts
          (b)  c/o All-Tech Investment Group, Inc.
               160 Summit Avenue
               Montvale, New Jersey 07645
          (c)  Executive VP/Secretary/Treasurer All-Tech
               Investment Group, Inc., Domestic Securities, Inc.
               and Rushmore Financial Services, Inc., 160 Summit
               Avenue, Montvale, NJ 07645
          (d)  No
          (e)  No
          (f)  United States
          (d)  No
          (e)  No
          (f)  New York

Item 3.   Source and Amount of Funds or Other Consideration.

          Amounts set forth below are for shares owned directly by a reporting person.

          WC/OO All-Tech Investment Group, Inc., a registered broker/dealer which makes a market in the issuer's stock, purchased 3,012 shares (0.2%)in a margin account. All of the stock of All-Tech is owned by Rushmore.

          PF/OO All 178,857 of the shares directly beneficially owned by Mr. Houtkin individually were purchased for cash. 13,532 shares directly beneficially owned by Mr. Houtkin and his mother, Esther Houtkin, were purchased for cash. Mr. Houtkin's adult son Stuart Houtkin is the beneficial owner of 2,575 shares (0.2%). Mr. Houtkin disclaims beneficial ownership of all of such shares. All of the shares owned by Stuart Houtkin were purchased for cash.

          PF/OO The 44,565 shares directly beneficially owned by Mr. Shefts were purchased for cash. Mr. Shefts owns 4,123 shares jointly with Edith Shefts, his mother, which were purchased for cash. Mr. Shefts' wife, Wanda Shefts, owns 10,188 shares (0.6%); Mr. Shefts disclaims beneficial ownership of the shares owned by his wife.
          All of such shares were purchased for cash.

          WC/OO Rushmore owns 6,721 shares (0.4%) of the issuer directly which were purchased on margin and indirectly owns 3,012 shares (.2%) through its ownership of All-Tech. Rushmore is owned 50% by Mr. Shefts and 50% by Mr. Houtkin.

Item 4.  Purpose of Transaction

     The shares were purchased for investment purposes only, except for the shares owned by All-Tech, which were purchased as inventory for its market-making activity.

     Except for All-Tech's continuing to make a market in the issuer's stock, there are no current plans or proposals to acquire or dispose of the issuer's securities or to seek any change in the issuer's business or corporate structure.

Item 5.  Interest in Securities of the Issuer

     (a) The aggregate number of the issuer's common shares beneficially owned at the close of business on December 31, 1996, by all reporting persons submitting this joint filing was 260,498 equaling approximately 16.1% of the common stock outstanding on such date.

     All shares held in corporate name as set forth below are subject to shared voting and dispositive power; shares owned by Messrs. Houtkin and Shefts are subject to sole voting and dispositive power, except as to shares each of such persons owns jointly with his respective mother.

     (b)  Shares beneficially owned by each reporting person:

          All-Tech Investment Group, Inc.         TOTAL:    3,012
                                                  PERCENTAGE: 0.2%

          Rushmore Financial Services, Inc.
               (excluding shares                  TOTAL:    6,721
               of All-Tech)                       PERCENTAGE: 0.4%

          Harvey Houtkin, individually                    178,857
          Harvey Houtkin jointly with
           Esther Houtkin                                  13,532

          Harvey Houtkin as a control person of
            Rushmore (excluding shares owned
                    by All-Tech)                            6,721
          Harvey Houtkin as a control person of
            All-Tech                                        3,012
                                                            -----
                                                  TOTAL:  202,122
                                                  PERCENTAGE: 12.5%

          Mark Shefts, individually                        44,565
          Mark Shefts jointly with his mother,
           Edith Shefts                                     4,123
          Mark Shefts as a control person
            of Rushmore                                     6,721
          Mark Shefts as a control person
            of All-Tech                                     3,012
                                                            -----
                                                  TOTAL:   58,421

          Mr. Shefts disclaims beneficial ownership of 10,188 shares (0.6%) owned by his wife, Wanda Shefts.

          Mr. Houtkin disclaims beneficial ownership of 2,575 shares (0.1%) owned by his adult son Stuart Houtkin.

     (c) All-Tech, a market-maker in the issuer's stock, effects transactions in the issuer's stock continually.

     (d)  N/A

     (e)  N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          The parties filing this Report on Form 13D have orally agreed to make this joint filing.

Item 7.   Material to be Filed as Exhibits

          None

Signature

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

March 11, 1996                ALL-TECH INVESTMENT GROUP, INC.


                              By: /s/ Harvey Houtkin
                                 -----------------------------
                                Harvey Houtkin, President

                              RUSHMORE FINANCIAL SERVICES, INC.


                              By: /s/ Harvey Houtkin
                                 -----------------------------
                                Harvey Houtkin, President


                                  /s/ Harvey Houtkin
                                -----------------------------
                                    Harvey Houtkin


                                  /s/Mark Shefts
                                -----------------------------
                                    Mark Shefts